                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)


                   FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                   ------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   31769P 10 0
                                   -----------
                                 (CUSIP Number)

                               Michael S. Paquette
                      Senior Vice President and Controller
                    Fund American Enterprises Holdings, Inc.
                              80 South Main Street
                                Hanover, NH 03755
                                 (603) 640-2205
                             -----------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  MAY 12, 1999
                   ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

        Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              CUSIP NO. 31769P 10 0

--------------------------------------------------------------------------------

(1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above Person

               Fund American Enterprises Holdings, Inc. ("FAEH") 94-2708455
--------------------------------------------------------------------------------


(2) Check the Appropriate Box if a Member (a) _____________ of a Group (See Instructions)
___________________________________(b)_______________

(3) (SEC Use Only)

--------------------------------------------------------------------------------


(4) Source of Funds (See Instructions)
    WC
--------------------------------------------------------------------------------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------


(6) Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------


    Number of Shares                        (7)   Sole Voting Power
    Beneficially Owned                            0
    by Each Reporting                             ------------------------------
    Person With                             (8)   Shared Voting Power
                                                  8,020,807*
                                                  ------------------------------
                                            (9)   Sole Dispositive Power
                                                     0
                                                  ------------------------------
                                            (10)  Shared Dispositive Power
                                                     8,020,807*
                                                  ------------------------------
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     8,020,807 shares*
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11) Approximately 23.9%
--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  HC, CO
--------------------------------------------------------------------------------


* The reporting person owns no shares of record and beneficially owns (through wholly-owned affiliates) 4,126,867 shares of common stock ("Common Stock") of Financial Security Assurance Holdings Ltd. ("FSA"). The amounts shown in rows
(8), (10), (11) and (13) also include (i) 1,893,940 shares subject to an option (the "Ten Year Option") and voting trust, and (ii) 2,000,000 shares of Series A Convertible Redeemable Preferred Stock of FSA ("Preferred Stock"), convertible at the option of the holder thereof into Common Stock, in each case as further described herein.


                              CUSIP NO. 31769P 10 0

--------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                White Mountains Holdings, Inc. ("WMH") 51-0328932
--------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member (a) _____________ of a Group (See Instructions)
___________________________________(b)_______________

(3)  (SEC Use Only)

--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------


(6)  Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------

     Number of Shares                      (7)   Sole Voting Power
     Beneficially Owned                          0
     by Each Reporting                           -------------------------------
     Person With                           (8)   Shared Voting Power
                                                 8,020,807*
                                                 -------------------------------
                                           (9)   Sole Dispositive Power
                                                 0
                                                 -------------------------------
                                           (10)  Shared Dispositive Power
                                                 8,020,807*
                                                 -------------------------------
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     8,020,807 shares*
--------------------------------------------------------------------------------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------


(13) Percent of Class Represented by Amount in Row (11) Approximately 23.9%
--------------------------------------------------------------------------------


(14) Type of Reporting Person (See Instructions)  HC, CO
--------------------------------------------------------------------------------


* The reporting person owns no shares of record and beneficially owns (through wholly-owned affiliates) 4,126,867 shares of Common Stock. The amounts shown in rows (8), (10), (11) and (13) also include (i) 1,893,940 shares subject to the Ten Year Option and voting trust and (ii) 2,000,000 shares of Preferred Stock, convertible at the option of the holder thereof into Common Stock, in each case as further described herein.



                              CUSIP NO. 31769P 10 0

--------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

               Source One Mortgage Services Corporation ("SOMSC") 38-2011419
--------------------------------------------------------------------------------


(2) Check the Appropriate Box if a Member (a) _____________ of a Group (See Instructions)
___________________________________(b)_______________

(3)  (SEC Use Only)

--------------------------------------------------------------------------------


(4)  Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------


(6)  Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------


     Number of Shares                      (7)   Sole Voting Power
     Beneficially Owned                            8,020,807*
     by Each Reporting                           -------------------------------
     Person With                           (8)   Shared Voting Power
                                                 0
                                                 -------------------------------
                                           (9)   Sole Dispositive Power
                                                 8,020,807*
                                                 -------------------------------
                                           (10)  Shared Dispositive Power
                                                 0
                                                 -------------------------------
--------------------------------------------------------------------------------


(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     8,020,807 shares*
--------------------------------------------------------------------------------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------


(13) Percent of Class Represented by Amount in Row (11) Approximately 23.9%
--------------------------------------------------------------------------------


(14) Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------


* The reporting person owns 4,126,867 shares of Common Stock of record. The amounts shown in rows (7), (9), (11) and (13) also include (i) 1,893,940 shares subject to the Ten Year Option and the voting trust and (ii) 2,000,000 shares of Preferred Stock, convertible at the option of the holder thereof into Common Stock, in each case as further described herein.




         ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 6 TO SCHEDULE 13D ARE

AMENDED FROM THE FILING ON SCHEDULE 13D DATED MAY 13, 1994, AS AMENDED BY AMENDMENT NO. 1 DATED SEPTEMBER 2, 1994, AMENDMENT NO. 2 DATED SEPTEMBER 14, 1994, AMENDMENT NO. 3 DATED JANUARY 17, 1995, AMENDMENT NO. 4 DATED NOVEMBER 13, 1995 AND AMENDMENT NO. 5 DATED JUNE 17, 1996 (AS SO AMENDED, THE "SCHEDULE 13D"), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY FAEH, WITH RESPECT TO THE COMMON STOCK, PAR VALUE $.01 PER SHARE, OF FSA, A NEW YORK CORPORATION. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

     The persons filing this Amendment No. 6 are FAEH (a Delaware corporation), WMH (a Delaware corporation) and SOMSC (a Delaware corporation), collectively referred to herein as the "Reporting Persons". WMH and SOMSC are each direct or indirect wholly-owned subsidiaries of FAEH.

     FAEH and WMH are financial services holding companies and SOMSC is a mortgage banking company. The principal business and office address of FAEH and WMH is 80 South Main Street, Hanover, New Hampshire 03755 and the principal business and office address of SOMSC is P.O. Box 2005, Farmington Hills, MI 48333-2005.

     Information with respect to each executive officer and director of each of the Reporting Persons, including each such officer's and director's name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, is set forth in Schedule I attached to this Amendment No. 6, which Schedule I is incorporated herein by reference.

     None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer or director of any of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As further described in Item 4 below, FAEH caused all of the foregoing FSA securities to be transferred to SOMSC during 1997. On May 12, 1999, SOMSC exercised its five-year option with MediaOne Capital Corporation ("MediaOne"), formerly U S WEST Capital Corporation, to purchase 666,667 shares of Common Stock from MediaOne at a purchase price of $23.50 per share. The amount of funds used to exercise such options consisted of $15,666,674.50 in cash.

ITEM 4.  PURPOSE OF TRANSACTION.

     During the 1997 first quarter, FAEH and certain of its wholly-owned subsidiaries caused all of the foregoing FSA securities to be transferred to WMH. Also during the 1997 first quarter, SOMSC issued 230,293 shares of its common stock to WMH in exchange for 1,000,000 Common Shares. During the 1997 second quarter, upon receipt of regulatory approvals, SOMSC issued 650,827 of its common shares to WMH in exchange for all remaining FSA securities consisting of: (i) 2,460,200 Common Shares; (ii) 1,893,940 shares of Common Stock pursuant to the Ten Year Option and a voting trust; (ii) 666,667 shares of Common Stock subject to an option; and (iv) 2,000,000 shares of Common Stock upon conversion of the Preferred Stock.

     On July 13, 1998 the Issuer, FAEH and MediaOne voluntarily terminated its Shareholders Agreement dated September 2, 1994 (previously filed herein) which was originally scheduled to expire on September 2, 1999.

     As previously stated, on May 12, 1999, SOMSC exercised its five-year option with MediaOne to purchase 666,667 shares of Common Stock from MediaOne at a purchase price of $23.50 per share. The Common Shares acquired by SOMSC on May 12, 1999 are being held by SOMSC for investment purposes . All Common Shares owned by SOMSC are subject to a Registration Rights Agreement dated

May 13, 1994 with MediaOne and the Issuer (previously filed herein). Except as set forth above, neither FAEH, WMH nor SOMSC has any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board or directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The Issuer has informed the Reporting Persons that 31,533,781 shares of Common Stock were outstanding on April 30, 1999. After giving effect to the conversion in full of the Preferred Stock, 33,533,781 shares of Common Stock would have been outstanding on such date, based on the foregoing information furnished by the Issuer. As of the date of this Amendment
     No. 6, FAEH and WMH owned no shares of record of Common Stock and beneficially owns, through SOMSC, 4,126,867 shares of Common Stock and has the right to acquire beneficial ownership of: (i) 1,893,940 shares of Common Stock pursuant to the Ten-Year Option and (ii) 2,000,000 shares of Common Stock upon conversion of the Preferred Stock.
     Accordingly, as of the date hereof, FAEH beneficially owns an aggregate of 8,020,807 shares of Common Stock. As of the date of this Amendment
     No. 6, SOMSC owns all the shares of Common Stock of the Reporting
     Persons and
     has the right to acquire the aforesaid numbers of shares of Common Stock pursuant to the Ten Year Option and upon conversion of the Preferred Stock. Assuming that the Ten-Year Option and the Preferred Stock is converted in full, (i) such 8,020,807 shares beneficially owned by the Reporting Persons represent approximately 23.9% of the Issuer's Common Stock which would then be outstanding as aforesaid. As of the date of this Amendment, the following persons listed on Schedule I to the Schedule 13D beneficially own the following number of shares of Common Stock: John J. Byrne - 35,000 shares, K. Thomas Kemp - 1,600 shares. Such numbers of shares each represent less than 1% of the outstanding shares of Common Stock. Except as set forth above, neither FAEH nor, to its knowledge, any person listed on
     Schedule I to the Schedule 13D beneficially own any shares of Common Stock.

(b) FAEH and WMH shares the power to vote or to direct the vote of, and shares the power to dispose or to direct the disposition of the 8,020,807 shares of Common Stock specified in paragraph (a) immediately above with the other Reporting Persons, in each case to the extent that any such other Reporting Person also has beneficial ownership of any such shares of Common Stock as described in paragraph (a) immediately above.

(c) As previously stated, on May 12, 1999, SOMSC exercised its five-year option with MediaOne Capital Corporation to purchase 666,667 shares of Common Stock from MediaOne at a purchase price of $23.50 per share. There have been no other transactions by FAEH, WMH or SOMSC, or to the knowledge of FAEH, WMH or SOMSC, any of the persons listed on Schedule I attached hereto, in Common Stock effected during the past 60 days.

(d)  None

(e)  Not Applicable

                                   SIGNATURES

       After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 20, 1999

                                FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                                BY:
                                   ---------------------------------------------
                                Name:       Michael S. Paquette
                                Title:      Senior Vice President and Controller



                                            WHITE MOUNTAINS HOLDINGS, INC.


                                BY:
                                   ---------------------------------------------
                                Name:       Michael S. Paquette
                                Title:      Senior Vice President and Controller


                                SOURCE ONE MORTGAGE SERVICES CORPORATION


                                BY:
                                   ---------------------------------------------
                                Name:       Michael S. Paquette
                                Title:      President

                           SCHEDULE I TO SCHEDULE 13D

         Following is a list of the directors and executive officers of Fund American Enterprises Holdings, Inc. ("FAEH"), White Mountains Holdings, Inc. ("WMH"), and Source One Mortgage Services Corporation ("SOMSC") setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each such person is a citizen of the USA.

NAME AND                                                                        PRESENT PRINCIPAL
BUSINESS ADDRESS                           OFFICE                               OCCUPATION OR EMPLOYMENT
----------------                           ------                               ------------------------
FAEH

Raymond Barrette                          Executive Vice President and          Executive Vice President and
Fund American Enterprises                 Chief Financial Officer               Chief Financial Officer
   Holdings, Inc.
80 South Main Street
Hanover, NH 03755

John J. Byrne                             Chairman of the Board                 Chairman of the Board
Fund American Enterprises
   Holdings, Inc.
80 South Main Street
Hanover, NH 03755

Patrick M. Byrne                          Director                              Chief Executive Officer of
Centricut, LLC                                                                   Centricut, LLC
2 Technology Drive, STE 3
West Lebanon, NH 03784

Reid T. Campbell                          Vice President - Finance              Vice President - Finance
Fund American Enterprises
   Holdings, Inc.
80 South Main Street
Hanover, NH 03755

Howard L. Clark, Jr.                      Director                              Vice Chairman of Lehman
Lehman Brothers Inc.                                                               Brothers Inc.
American Express Tower
New York, NY 10128

Robert P. Cochran                         Director                              Chairman, President & Chief
Financial Security Assurance                                                    Executive Officer of
   Holdings Ltd.                                                                Financial Security Assurance
350 Park Avenue                                                                    Holdings Ltd.
New York, NY 10022


NAME AND                                                                        PRESENT PRINCIPAL
BUSINESS ADDRESS                           OFFICE                               OCCUPATION OR EMPLOYMENT
----------------                           ------                               ------------------------
George J. Gillespie, III                  Director                              Partner in Cravath,
Cravath, Swaine & Moore                                                            Swaine & Moore
825 Eighth Avenue
New York, NY 10019

K. Thomas Kemp                            President, Chief Executive            President and Chief Executive
Fund American Enterprises                 Officer & Director                       Officer
   Holdings, Inc.
80 South Main Street
Hanover, NH 03755

Gordon S. Macklin                         Director                              Retired
8212 Burning Tree Road
Bethesda, MD 20817

Frank A. Olson                            Director                              Chairman of the Board & Chief
The Hertz Corporation                                                           Executive Officer of The Hertz
225 Brae Boulevard                                                                 Corporation
Park Ridge, NJ 07656

Michael S. Paquette                       Sr. Vice President & Controller       Sr. Vice President & Controller
Fund American Enterprises
   Holdings, Inc.
80 South Main Street
Hanover, NH 03755

David G. Staples                          Vice President-Taxation               Vice President-Taxation
Fund American Enterprises
   Holdings, Inc.
80 South Main Street
Hanover, NH 03755


WMH

Raymond Barrette                          Executive Vice President,             (see above)
(see above)                               Chief Financial Officer and
                                          Director

Terry L. Baxter                           President and Director                President and Director
White Mountains Holdings, Inc.
80 South Main Street
Hanover, NH 03755

John J. Byrne                             Director                              (see above)
(see above)

Patrick M. Byrne                          Director                              (see above)

Centricut, LLC
2 Technology Drive, STE 3
West Lebanon, NH 03784


                       SCHEDULE I TO SCHEDULE 13D (CONT.)

NAME AND                                                                        PRESENT PRINCIPAL
BUSINESS ADDRESS                           OFFICE                               OCCUPATION OR EMPLOYMENT
----------------                           ------                               ------------------------
Reid T. Campbell                          Vice President - Finance              (see above)
(see above)

Robert P. Cochran                         Director                              (see above)
(see above)

Morgan W. Davis                           Executive Vice President              Executive Vice President
White Mountains Holdings, Inc.            and Director
80 South Main Street
Hanover, NH 03755

Steven E. Fass                            Director                              President & Chief Executive
Folksamerica Holding                                                            Officer of Folksamerica
   Company, Inc.                                                                Holding Company, Inc.
One Liberty Plaza
New York, NY 10006

John D. Gillespie                         Director                              Self Employed
White Mountains Holdings, Inc.
80 South Main Street
Hanover, NH 03755

Robert P. Keller                          Director                              Self Employed
White Mountains Holdings, Inc.
80 South Main Street
Hanover, NH 03755

K. Thomas Kemp                            Chairman, Chief Executive             (see above)
(see above)                               Officer and President

Michael S. Paquette                       Sr. Vice President & Controller       (see above)
(see above)

George U. Wyper                           Director                              Self Employed
White Mountains Holdings, Inc.
80 South Main Street
Hanover, NH 03755


SOMSC


Michael C. Allemang                       Executive Vice President,    Executive Vice President,
Source One Mortgage                       Chief Financial Officer,              Chief Financial Officer,
Services Corporation                      Secretary and Director                Secretary and Director
PO Box 2005
Farmington Hills, MI 48333-2005

Raymond Barrette                          Director                              (see above)
(see above)


                       SCHEDULE I TO SCHEDULE 13D (CONT.)

NAME AND                                                                        PRESENT PRINCIPAL
BUSINESS ADDRESS                           OFFICE                               OCCUPATION OR EMPLOYMENT
----------------                           ------                               ------------------------
Terry L. Baxter                           Chairman                              (see above)
(see above)

K. Thomas Kemp                            Director                              (see above)
(see above)

Michael S. Paquette                       President                             (see above)
(see above)

David G. Staples                          Vice President                        (see above)
(see above)